9341 Courtland Drive N.E. Rockford, MI 49351 USA tel: 616 863-3918 fax: 616 866-5625 e-mail: zwiersji@wwwinc.com

JAMES D. ZWIERS, J.D., C.P.A. General Counsel and Assistant Secretary

September 19, 2006

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3651	VIA EDGAR

Attn:	William Choi Accounting Branch Chief Mail Stop: 3561

RE:	Wolverine World Wide, Inc. Response to Additional Comments Dated September 6, 2006 File No. 1-06024

Dear Mr. Choi:

          Timothy J. O'Donovan, Chief Executive Officer of Wolverine World Wide, Inc. (the "Company"), forwarded to me your letter dated September 6, 2006, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. We present the following explanations, responses, and supplemental information, numbered to correspond to the numbered comments in your letter. For the convenience of the Staff, each of the Staff's comments is set forth in full and the Company's response thereto immediately follows.

Form 10-K for the year ended December 31, 2005

Appendix A. Financial Statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 2

Comment 1:

We note your response to comment 3 of our letter dated August 16, 2006. You indicated that the cost of treasury stock allocated to additional paid-in capital represented previous repurchases over par value on the same class of stock included in additional paid-in capital. Please tell us how you derived the amounts previously included in additional paid-in capital and how the amounts arose. In doing so, please clarify whether the amounts previously included in additional paid-in capital represented capital surplus arising from previous retirements, net gains on previous sales of treasury stock or other amounts.

Mr. Choi
September 19, 2006

Response:

To further explain our initial response to comment 3 of your letter dated August 16, 2006, and comment 1 above, the Company would like to clarify that treasury shares were not retired in 2005 but were issued to partially fund a stock split transaction. In 2005, the Company completed a three-for-two stock split of common stock outstanding as of January 3, 2005. To execute this split, the Company elected to follow an option allowed by New York Stock Exchange (NYSE) listing standards to only split outstanding (not treasury) shares of common stock and to issue treasury shares to fund a portion of the stock split of the outstanding shares. The funding of the stock split occurred in part through the issuance of treasury shares and was approved by the NYSE per the attached letter dated December 22, 2004. No treasury shares were retired in 2005 either prior to or in connection with the stock split.

While paragraph 12 of APB 6 addresses the accounting for treasury stock in general, it does not provide guidance when treasury shares are issued in connection with a stock split or other equity restructuring. Because the Company did not purchase or retire treasury shares, the Company did not consider paragraph 12 of APB 6 to be the applicable accounting guidance. The accounting treatment the Company followed, commonly utilized in instances where the par value is not adjusted in conjunction with a stock split, results in an increase to common stock and a corresponding reduction to additional paid-in capital to properly state these accounts. Accordingly, because the funding of the stock split by issuing treasury shares was not a retirement or reissuance, the Company recorded the use of the treasury shares to fund the stock split at a weighted average cost of $158,803,000.

The Company will enhance its footnote disclosure beginning with the 2006 third quarter 10-Q as follows:

STOCK SPLIT
On December 15, 2004, the Company announced a three-for-two stock split in the form of a stock dividend on shares of common stock outstanding at January 3, 2005 that was distributed to stockholders on February 1, 2005. All share and per share amounts in the consolidated financial statements and related notes have been adjusted for all periods to reflect the stock split. Treasury shares were not split in the transaction however, in conjunction with the stock split, 9,352,361 shares of Treasury Stock were issued to fund a portion of the transaction.

Consolidated Statements of Cash Flows, page 4

Comment 2:

We note your response to comment 4 of our letter dated August 16, 2006. Please tell us the total amount of life insurance premiums paid and included in cash flows from operating activities for each of the years presented. Please also tell us why life insurance premiums paid or the increase in cash surrender value, if less than premiums paid, are properly classified as operating cash flows as opposed to investing cash flows. Please refer to Section 1300.13 of The AICPA Technical Practice Aids. In addition, please tell us why purchase of trademarks is properly classified as operating cash flows as opposed to investing cash flows.

Mr. Choi
September 19, 2006

Response:

As discussed in Note 6 to the fiscal 2005 financial statements, the Company maintains life insurance policies whose cash surrender values are intended to fund deferred compensation benefits under its Supplemental Executive Retirement Plan and deferred compensation agreements. As such, the Company has historically elected to present the change in the cash surrender value of life insurance within operating cash flows consistent with the fact that the changes in the liabilities that they are intended to fund are also included within this section of the cash flow statement. However, as the Staff points out, Section 1300.13 of the AICPA Technical Practice Aids indicates that increases in the cash surrender value of life insurance, to the extent of premiums paid, should be reflected within investing cash flows. Accordingly, the Company will follow the requirements of Section 1300.13 in future filings and record a reclassification between operating and investing cash flows beginning with the 2006 third quarter 10-Q and for any prior periods presented in the 2006 third quarter 10-Q and future filings as discussed below.

Purchases of trademarks have been classified within operating cash flows in the past. In future filings, the Company will record purchases of trademarks within investing cash flows and record a reclassification between operating and investing cash flows beginning with the 2006 third quarter 10-Q and for any prior periods presented in the 2006 third quarter 10-Q and future filings as discussed below.

The Company concurs with the Staff's comments on both of these items. Due to the size of the items involved, the Company considers these amounts to be immaterial (as noted in the table below) and therefore the proposed treatment of reclassifying the amounts in future filings beginning with the 2006 third quarter 10-Q and for any prior periods presented in the 2006 third quarter 10-Q and future filings is appropriate. As part of the determination that these matters are considered immaterial, the Company also concluded that none of the qualitative considerations that are addressed in Staff Accounting Bulletin No. 99, Materiality, are deemed applicable.
($ in 000s)	2005	2004	2003
Increase in cash surrender value in excess of premiums paid	$ (1,442)	$ (1,147)	$ (1,357)
Premiums paid	(885)	(903)	(895)
Increase in cash surrender value	(2,327)	(2,050)	(2,252)

Purchases of trademarks	(1,748)	(1,021)	(1,311)

Reported cash flows from operations	119,651	106,361	102,203

Premiums paid as a % of operating cash flows	0.7%	0.8%	0.9%

Purchases of trademarks as a % of operating cash flows	1.5%	1.0%	1.3%

Mr. Choi
September 19, 2006

*          *          *

          I hope that these responses satisfy all of the comments and issues addressed by the Staff. If you have any questions regarding the Company's responses to your comments, please contact me at (616) 863-3918.

Sincerely,

/s/ James D. Zwiers

James D. Zwiers General Counsel